Rekha Jain is investing $5,000 this round as the Lead Investor. Here's why they're investing:

I invested in AvaWatz because I have known the CEO/founder Rajini Anachi for many years. I trust her leadership skills and the ability to deliver a stellar product and a profitable company, as she did with her previous ventures. I also believe in the mission of AvaWatz to create robot teams from simple robots that can accomplish much more than each robot can just by itself - the whole is greater than the sum of its parts. I think it certainly can help human workers in a difficult and unsafe environment to get work difficult and tedious work done safely.